SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                             Dated November 13, 2002

                                  ENERSIS S.A.
                 (Translation of registrant's name into English)

                                Av. Kennedy 5454
                                    Vitacura
                                Santiago, Chile
                    (Address of principal executive offices)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

            Form 20-F |X|       Form 40-F |_|

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

            Yes |_|             No |X|

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.)

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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         ENERSIS S.A.


                                         By: /s/ Enrique Garcia
                                             ----------------------------------
                                             Name: Enrique Garcia
                                             Title: Chief Executive Officer


Date: November 13, 2002


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                                INDEX OF EXHIBITS


Exhibit 01 - Essential Fact Statement dated November 7th 2002